UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2021

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	First Quarter Trading Update dated 28 April 2021, prepared by WPP plc.

WPP

First Quarter Trading Update

Strong start to the year. Return to like-for-like growth in all business segments and most major markets. 2021 guidance reiterated.

	£ million	+/(-)% reported[1]	+/(-)% LFL[2]
First Quarter
Revenue	2,897	1.8	6.3
Revenue less pass-through costs	2,334	(1.4)	3.1

■  Q1 revenue +1.8%; LFL revenue +6.3%

■  Q1 LFL revenue less pass-through costs +3.1%

■  Top five markets Q1 LFL revenue less pass-through costs: US +0.7%; UK +3.9%; Germany +2.5%; Greater China +18.4%; India -0.5%

■  LFL revenue less pass-through costs by business sector: Global Integrated Agencies +2.8% (GroupM +5.8%), Public Relations +2.0%, Specialist Agencies +7.5%

■  $1.3 billion net new business won

■  Continued progress against strategic plan: technology/commerce acquisitions, buy-in of WPP AUNZ minority, launch of Choreograph, share buyback ongoing

■  2021 guidance reiterated

Mark Read, Chief Executive Officer of WPP, said:

"WPP has had a strong start to the year with a return to growth in all business lines and most major markets. Our strengths in ecommerce, digital media and technology, combined with our ongoing investment in creative talent, are resonating with clients as their markets recover and they seek to transform their offer for future growth. This week's launch of our new global data company, Choreograph, adds a further dimension to the WPP proposition as clients look for trusted partners to help them navigate a fast-changing data landscape.

"We have already secured a number of important assignments in 2021, including Absolut (global creative), JP Morgan Chase (global media), Salesforce (technology operations) and Sam's Club (US creative). We were also delighted to renew our valued partnership with the US Navy.

"Last week we made an industry-leading commitment to target net zero carbon emissions across our entire supply chain by 2030, putting our $60 billion of media billings behind this initiative. We will work with our clients, media owners and the industry on this collaborative effort.

"The roll-out of vaccines is improving visibility in many markets, although there is inevitably uncertainty over the pace of recovery. We are making good progress on our transformation programme, which will deliver significant efficiencies to reinvest in growth, and are confident of delivering our growth and profitability guidance for 2021."

For further information:

Investors and analysts Peregrine Riviere Caitlin Holt Fran Butera (US)	+44 7909 907193 +44 7392 280178 +1 914 484 1198

Media Chris Wade Richard Oldworth, Buchanan Communications	+44 20 7282 4600 +44 7710 130 634 +44 20 7466 5000

wpp.com/investors

Overview

During the first quarter, client spend on marketing services showed increasing resilience despite further waves of the coronavirus in some markets, and we achieved like-for-like growth in 15 of our top 20 countries. The vast majority of our people are still working from home, but continue to deliver an outstanding service for clients despite the challenges faced.

Revenue in the first quarter was up 1.8% at £2.9 billion. On a constant currency basis, revenue was up 6.0% year-on-year. Net changes from acquisitions and disposals had a negative impact of 0.3% on growth, leading to a like-for-like performance, excluding the impact of currency and acquisitions, of 6.3%.

Revenue less pass-through costs in the first quarter was down 1.4% year-on-year to £2.3 billion, and up 2.9% on a constant currency basis. Excluding the impact of acquisitions and disposals, like-for-like growth was 3.1%. All regions and business segments witnessed an improving trend over the fourth quarter of 2020.

Regional review

Revenue analysis

£ million	Q1 2021	Q1 2020	+/(-) % reported	+/(-) % LFL
N. America	1,063	1,102	(3.5)	3.9
United Kingdom	434	411	5.6	5.7
W. Cont Europe	612	561	9.0	7.4
AP, LA, AME, CEE[3]	788	773	1.9	9.1
Total Group	2,897	2,847	1.8	6.3

Revenue less pass-through costs analysis

£ million	Q1 2021	Q1 2020	+/(-) % reported	+/(-) % LFL
N. America	886	938	(5.6)	1.6
United Kingdom	321	313	2.4	3.9
W. Cont Europe	492	467	5.3	3.7
AP, LA, AME, CEE	635	648	(1.9)	4.7
Total Group	2,334	2,366	(1.4)	3.1

North America saw like-for-like revenue less pass-through costs up 1.6%. The US returned to growth, with VMLY&R as the best performer. Canada grew strongly, on the back of new business wins.

In the United Kingdom, like-for-like revenue less pass-through costs was up 3.9%, a significant improvement on 2020's full-year performance. GroupM, VMLY&R and AKQA Group all performed well, growing double digits year-on-year.

Western Continental Europe like-for-like revenue less pass-through costs grew by 3.7%. Italy, Germany, the Netherlands and Denmark all grew in the first quarter, while France and Spain faced relatively strong comparative periods.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe like-for-like revenue less pass-through costs was up 4.7%. There was strong growth in Latin America and Eastern Europe, while the Middle East and Africa were down year-on-year. In Asia Pacific, China recovered very strongly, driven mainly by GroupM, after the significant impact of COVID-19 in the comparative period.

Business sector review

During 2020, we announced the intention to combine Grey and AKQA into AKQA Group, and to bring Geometry and GTB into VMLY&R, and International Healthcare into VMLY&R and Ogilvy. As a result AKQA, Geometry, GTB and International Healthcare are now reported within Global Integrated Agencies, having previously been reported within Specialist Agencies. 2020 comparable revenue and revenue less pass-through costs figures have been adjusted by a total of £246 million and £225 million respectively to reflect this change.

Revenue analysis

£ million	Q1 2021	Q1 2020	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	2,435	2,400	1.5	6.1
Public Relations	214	223	(4.0)	1.0
Specialist Agencies	248	224	10.5	12.9
Total Group	2,897	2,847	1.8	6.3

Revenue less pass-through costs analysis

£ million	Q1 2021	Q1 2020	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	1,934	1,970	(1.8)	2.8
Public Relations	206	212	(3.0)	2.0
Specialist Agencies	194	184	5.3	7.5
Total Group	2,334	2,366	(1.4)	3.1

Global Integrated Agencies like-for-like revenue less pass-through costs was up 2.8%. VMLY&R was the best performer, continuing to demonstrate improving business momentum. GroupM recovered strongly, with like-for-like revenue less pass-through costs up 5.8%. Wunderman Thompson's performance significantly improved quarter-on-quarter, returning to growth in the first quarter of the year. Of the other integrated agencies, Ogilvy and AKQA Group showed an improved performance compared with the fourth quarter of 2020, but were still down year-on-year.

Public Relations like-for-like revenue less pass-through costs was up 2.0%. Specialist Public Relations, driven by Finsbury Glover Hering, and H+K both saw growth in the first quarter.

Specialist Agencies, with like-for-like revenue less pass-through costs up 7.5%, was the best performing sector. All of our main agencies saw improved performance, with our Brand Consulting businesses, Landor, Superunion and DesignBridge, growing year-on-year. CMI Media, our healthcare media business, saw strong growth year-on-year off the back of new client wins.

Balance sheet highlights

Average net debt in the first three months of 2021 was £1.1 billion, compared to £2.2 billion in the first quarter of 2020, at 2021 exchange rates, a decrease of £1.1 billion. Net debt at 31 March 2021 was £1.4 billion, compared to £0.7 billion on 31 December 2020, at 2021 exchange rates, an increase of £0.7 billion, driven largely by seasonal net working capital movements. We spent £83 million on share purchases in the first quarter, of which £65 million related to the Kantar share buyback.

Progress on strategic plan

During the first quarter, we continued to make good progress on our plans to accelerate growth. We announced the acquisitions of DTI, a digital innovation and software engineering business in Brazil, and NN4M, a leading mobile commerce partner for global brands. In addition, our 40% associate Kantar announced the acquisition of Numerator, a technology-driven consumer and market intelligence company.

We have also made further structural and organisational changes which simplify WPP and improve the way we go to market and serve clients. Yesterday, we announced the creation of Choreograph, a new global data company, bringing together the specialist data units of GroupM and Wunderman Thompson into a single company with global reach, accessible to all WPP clients and companies. In addition, we have recently combined separate operations into a single brand research and analytics platform under BAV, creating the leading source of brand analytics on over 60,000 brands worldwide. This will enable us to better integrate brand data into our data analytics offer across WPP companies.

Finally, we expect to complete the transaction to take 100% ownership of WPP AUNZ in May 2021, further simplifying the group structure.

Outlook

Like-for-like revenue less pass-through costs in the first quarter has been strong and we continue to exercise tight cost control. While these are encouraging trends, there remains continued uncertainty across a number of our markets. We reiterate our guidance for 2021:

■  Organic growth (defined as like-for-like revenue less pass-through costs growth) of mid-single-digits %

■  Headline operating margin in the range of 13.5-14.0%

■  Capex £450-500 million, and a net working capital outflow of £200-300 million

As indicated at our preliminary results in March 2021, our current projections for foreign exchange movements imply a drag of approximately 4-5 percentage points to reported revenue less pass-through costs from the strength of sterling year-on-year. This would also have a small impact on headline operating margin, as a result of our higher weighting of sterling costs.

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Group's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', 'target' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described under Item 3D 'Risk Factors' in the Group's Annual Report on Form 20-F/A for 2019 and any impacts of the COVID-19 pandemic which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this document.

[1] Percentage change in reported sterling vs prior year from continuing operations.
[2] Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results from continuing operations, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year.
[3] Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 28 April 2021	By: ______________________
Balbir Kelly-Bisla
Company Secretary